Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 4
DATED JUNE 30, 2017
TO THE PROSPECTUS DATED APRIL 24, 2017
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated April 24, 2017, as previously supplemented by Supplement No. 1 dated May 4, 2017, Supplement No. 2 dated May 26, 2017 and Supplement No. 3 dated June 5, 2017. Unless otherwise defined in this Supplement No. 4, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Our Portfolio of Real Estate Assets

Probable Investments in Real Estate Assets

Subject to the satisfaction of customary closing conditions, we intend to purchase the following property on the date set forth below (dollar amounts stated in millions, except for per unit amounts):

Property Name	Anticipated Date of Closing	Total Number of Units	Total Square Feet	Approx. Purchase Price to be Paid at Closing	Approx. Annualized Base Rent (1)(2)	Annualized Base Rent per Unit (1)(2)	Average Remaining Lease Term in Years (2)	Occupancy (2)
Verandas at Mitylene – Montgomery, AL	7/27/2017	332	376,968	$36.6	$3.3	$10,886	0.5	91.27%

(1)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases.
(2)	As of May 31, 2017.

Description of Real Estate Assets

Probable Investments in Real Estate Assets

Verandas at Mitylene. We intend to acquire a fee simple interest in a 376,968 square foot 332-unit apartment community known as Verandas at Mitylene, located at 8850 Crosswind Circle, Montgomery, Alabama. Inland Real Estate Acquisitions, Inc., or “IREA,” entered into a purchase agreement to acquire a fee simple interest in the property from an unaffiliated third party for approximately $36.6 million, plus closing costs. If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries. IREA has not yet assigned this contract to us. Until that time, we have no obligation under the contract between IREA and the seller. If we acquire the property, we intend to fund the purchase with the proceeds of a mortgage loan secured by the property, in an aggregate principal amount equal to approximately $21.9 million, and the remaining purchase price would be funded with offering proceeds.

Among the items we are considering in determining to pursue acquiring Verandas at Mitylene include, but are not limited to, the following:

•	The Montgomery metropolitan statistical area civilian labor force and total employment grew in 2016 and is expected to grow in 2017-2018.
•	A 300-person expansion of a call center is underway in East Montgomery.

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•	Hyundai has a large manufacturing plant in Montgomery.
•	Major new medical facilities were opened in East Montgomery in 2016.
•	The property is located near major retail corridors, and 48,500 square feet of new multi-tenant retail is underway at the EastChase mixed-use development in Montgomery.

The property was constructed in 2007. As of May 31, 2017, no tenant occupied 10% or more of the rentable square footage.

As of May 31, 2017, based on information provided by the seller, this property was 91.27% occupied, with approximately 303 residential units leased. The following table sets forth certain information with respect to the expiration of leases currently in place at the property based on information provided by the seller:

Year Ending December 31 (1)	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases (2)
2017	183	203,619	2,014,656	61%
2018	120	131,846	1,283,916	39%

(1)   All of the current leases expire in either 2017 or 2018.

(2)   This percentage assumes that expiring leases are not renewed in each subsequent year.

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total units, and the average effective annual base rent per unit.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Unit ($)
2012	93.37%	9,876
2013	93.67%	10,111
2014	93.98%	10,390
2015	90.36%	10,654
2016	89.76%	10,880

We believe that the property is suitable for its purpose and would be adequately covered by insurance. If we acquire the property, we do not intend to make significant renovations or improvements in the foreseeable future. As of May 31, 2017, there were five and 10 competitive apartment complexes located within approximately three and five miles of the property, respectively (source: Environmental Systems Research Institute). As of May 31, 2017, within a five mile radius of the property the population was over 77,000 and the average household income within the same radius was over $84,000 per year (source: Environmental Systems Research Institute).

Real estate taxes assessed for the most recent fiscal year were approximately $225,899. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by an average tax rate of 3.65%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and improvements based upon estimated useful lives of 30 years and furniture, fixtures, equipment and site improvements for three to 15 years.

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